1200 Abernathy Rd.

Suite 1800

Atlanta, GA 30328

770512.7174 p

770.512.7199 f

June 17, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Esq.

Re:	i2 Telecom International, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004

Filed March 31, 2005

Form 10-QSB for the quarter ended March 31, 2005

Filed May 16, 2005

File No. 0-27704

Ladies and Gentlemen:

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Company”), transmits herewith for filing a conformed copy of the Company’s Amendment No. 1 (the “10-KSB Amendment”) to its Form 10-KSB for the year ended December 31, 2004 (the “Annual Report”) and a conformed copy of the Company’s Amendment No. 1 (the “10-QSB Amendment” and, together, with the 10-KSB Amendment, the “Amendments”) to its Form 10-QSB for the quarter ended March 31, 2005 (the “Quarterly Report”). The 10-KSB Amendment and the 10-QSB Amendment have been marked to show the changes effected to the Annual Report and the Quarterly Report, respectively, in accordance with Rule 310 of Regulation S-T.

The Amendments are being filed with the Commission primarily in response to comments of the Staff contained in the letter from Larry Spirgel to the undersigned dated May 24, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s May 24, 2005 comment letter.

Form 10-KSB for the year ending December 31, 2004

Consolidated Statements of Stockholders’ Equity, page F-6

1.	In response to the Staff’s comment, the Consolidated Statements of Stockholders’ Equity set forth in the Annual Report and the Quarterly Report have been amended to retroactively restate the historical stockholders’ equity of the acquirer prior to the merger for the equivalent number of shares issued in the merger.

2.	As requested by the Staff, set forth below is table which reconciles the number of shares of common and preferred stock issued in the merger with the activity shown on the Consolidated Statements of Stockholders’ Equity set forth in the 10-KSB Amendment and the disclosure set forth in Notes 18 and 19 to the audited consolidated financial statements also set forth in the 10-KSB Amendment.

	Outstanding Prior to the Merger		Equivalent Shares Issued in the Merger
Conversion of shares	Common	Preferred	Common	Preferred
Common $.01 par value
Unrestricted	2,039,445	-0-	4,618,407	120,814
Restricted	239,481	-0-	542,315	14,186

Sub-Total	2,278,926	-0-	5,160,722	135,000

Preferred $1.00 par value
Series A-1	-0-	25,000	-0-	22,500
Series A-2	-0-	34,000	-0-	30,600
Series B	-0-	500,000	-0-	100,000

Sub-Total	-0-	559,000	-0-	153,100

Total shares received in merger			5,160,722	188,100

	Equivalent Shares Issued in the Merger
	Common	Preferred
Per restated statement of stockholders’ equity at December 31, 2003
Common, no par value
Unrestricted	4,618,407	-0-
Restricted	542,315	-0-

Preferred, no par value
Unrestricted	-0-	173,914
Restricted	-0-	14,186

Preferred Stock, no par value, series B issued in 2004 prior to merger	-0-	100,000

Total shares received in the merger	5,160,722	188,100

The additional 4,265,864 shares of common stock reflected on the Consolidated Statements of Stockholders’ Equity included in the 10-KSB Amendment represent the number of outstanding shares of common stock of the accounting acquiree at the time of the merger.

Note 1. Organization and Basis of Presentation, page F-8

3.	In response to the Staff’s comments, the auditor report included in the 10-KSB Amendment has been modified to reflect the going concern discussed in Note 16 to the audited consolidated financial statements.

4.	As requested by the Staff, in future filings the Company will revise this note to include a more detailed description of management’s specific viability plans that are intended to mitigate the conditions concerning the Company’s continued existence as a going concern and management’s assessment of the likelihood that such plans can be effectively implemented.

Note 19. Merger with Digital Data Networks, Inc., page F-20

5.	As requested by the Staff, the Company has revised Note 19 to its audited consolidated financial statements to delete all references to the merger as an “exchange between companies under common control” and to: (a) describe the transaction as a recapitalization of the equity of i2 Telecom International, Inc., the Delaware corporation (“i2 Delaware”); (b) explain that the capital structure of the Company is now different from that appearing in the historical financial statements of the Company in earlier periods due to the recapitalization; (c) explain that the Company changed its name from “Digital Data Networks, Inc.”, the accounting acquiree, to “i2 Telecom International, Inc.”, the accounting acquirer; and (e) explain that the historical financial statements are a continuation of the financial statements of i2 Delaware and not the accounting acquiree.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure of the Annual Report, the Quarterly Report and the Amendments (collectively, the “Filings”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any comments or questions regarding the Amendment or this letter should be directed to the undersigned at telephone (770) 512-7174, facsimile (770) 512-7199.

Sincerely,

/s/ David C. Burns
David C. Burns
Chief Financial Officer

Enclosure

cc:	Mr. Joe Cascarano (w/ two copies of the Amendments w/ exhibit)

Ms. Ivette Leon (w/ two copies of the Amendments w/ exhibits)